August 4, 2006

John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE Washington, D.C. 20549

Fax:  (202) 772-9368

RE:

Flanders Corporation Form 10-K for the fiscal year ended December 31, 2005, Form 10-Q for the fiscal Quarter Ended March 31, 2006, File No. 000-27958

Dear Mr. Cash:

This letter is being sent in response to your letter of July 19, 2006.  Set forth below is the Company’s responses to your comment letter that are keyed to the numbers set forth in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management‘s Discussion and Analysis

Results of Operations

1.

In future filings please expand your discussion of the results of your operations to more fully describe and quantify the significant components of the changes in your net sales, gross profit and operating expenses.  We remind you that management’s discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the Company’s financial statements that enables investors to see the Company through the eyes of management, and provide information about the quality of, and potential variability of, the Company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.  Please refer to Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.  This comment also applies to your Form 10-Q  for the fiscal quarter ended March 31, 2006.

Response:

 In future filings we will expand MD&A to specifically address this comment.

Liquidity and Capital Resources

2.

In future filings, please expand your table of contractual obligations, or provide footnote disclosure to the  table, to include the estimated cash requirements for interest on your long-term debt and capital lease obligations.  Refer to footnote 46 of Release No 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Response:    In future annual filings we will expand the MD&A to specifically address this comment.

Financial Statements

General

3.

In future filings, please disclose in your Nature of Business and Summary of Significant Accounting Policies that you have one reportable segment, air filtration systems, if this is still applicable.  In addition, please disclose the enterprise-wide disclosures indicated in paragraph 37 of SFAS 131, Disclosures about Segments of an Enterprise and related Information, even if you have determined that you have a single reportable segment.  If providing this information is impractible, please disclose this fact in your future filings.

Response:

In future filings we will expand the Nature of Business and Summary of Significant Accounting Policies to address this comment.  In addition, we will provide disclosures indicated in paragraph 37 of SFAS 131, Disclosures about Segments of an Enterprise and related Information.

Consolidated Statements of Cash Flows

1.

The operating activity section of your statement of cash flows implies that you reconciling earnings from continuing operations to net cash provided by operating activities, although you are, in fact, reconciling from net earnings.  In future filings, please revise your statement of cash flows to show aforementioned line item as “net earnings.”

Response:

In future filings we will revise statement of cash flows to show net earnings to net cash provided by operating activities.

Note A – Nature of Business and Summary of Significant Accounting Policies

Principles of Consolidation

5.

Please review your future filings to disclose the requirements of paragraph 23 of FIN 46®, as applicable, as it pertains to your variable interest entities, Superior Diecutting, inc. and Air Filter Sales and Service.

Response:

Future filings will incorporate the requirements of paragraph 23 of FIN 46(R) as applicable.

Revenue Recognition

1.

Please confirm and disclose in your future filings that your revenue recognition policy is in accordance with SAB Topic 13A.

Response:

The Company recognizes revenue in accordance with the requirements of SAB Topic 13A.   Future filings will disclose the revenue recognition policy complies with these requirements.

Note F - Accrued Expenses

2.

The amount that you classify as other accrued expenses is substantial.  Over 33% of your current liabilities are aggregated into a miscellaneous category.  Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities.  Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

Response:  We have broken out current Income tax liability that exceeded 5% of current liabilities in the June 30, 2006 Form 10-Q recently filed with the Securities and Exchange Commission.  Article 10 of Regulation S-X section 210.10-01 indicates that where any interim major balance sheet caption is less than 10% of total assets, and the amount in the caption has not increased or decreased by more than 25% since the end of the preceding fiscal year, the caption may be combined with others. We have complied with this regulation in our recently filed form 10-Q.  We will comply with Article 5-02 in our future filings.

Item 9A – Controls and Procedures

8.

Your disclosure in Item 9A does not fully address the information required to be disclosed.  In this regard, please amend your form 10-K to provide the information required by Item 307 and Item 308© of Regulation

S-K.

Response:   We have discussed the staff's comments with our outside corporate and securities counsel – Michael T. Cronin, Johnson, Pope, Bokor, Ruppel & Burns, LLP, and based on our discussions with counsel respectfully request additional guidance regarding this comment.  Counsel has advised us that he has reviewed numerous other Form 10-Ks of other accelerated filers and finds our disclosures consistent with those of other issuers.

In accordance with Item 307 the Form 10-K discloses the conclusions of our management regarding the effectiveness of our disclosure controls and procedures.  We make reference to the Committee of Sponsoring Organizations of the Treadway Commission, which is consistent with the disclosures of numerous other issuers.  We disclose that based on this assessment our management believes that our internal control over financial reporting is effective as of December 31, 2005.  We believe that such disclosures are consistent with Item 307 of Regulation S-K.

We have also included all of the Item 308 disclosures required under subparagraphs (a) and (b).  We note the staff's comment letter makes reference to Item 308(c) of Regulation S-K.  There were no events which gave rise to a requirement disclosing any changes in control over financial reporting during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  While we acknowledge that some issuers disclose that no changes have occurred, Item 308(c) only requires a disclosure if a change affecting internal control over financial reporting has occurred during the fourth quarter.  Inasmuch as no such change occurred, we do not view Item 308(c) of Regulation S-K as requiring a negative reconfirmation disclosure.

We are willing to make modifications in future filings as requested by the staff.  Specifically, we will include a disclosure in our future filings that no changes have occurred in the fourth quarter or disclose what changes did occur in the fourth quarter, if any, if so required by Item 308(c).  Furthermore, if the staff desires that we identify specific members of management, we will identify our Chief Executive Officer and Chief Financial Officer in our future filings as part of our Item 307 disclosures.  We believe the reference to management is consistent with the terminology of Item 307 and note that other issuers refer to management in response to Item 307.  For the staff's information, management in this instance is our Chief Executive Officer and Chief Financial Officer, both of whom have signed the Form 10-K and the related Sarbanes Oxley certifications attached to this Form 10-K.

In conclusion, based upon consultation with outside counsel and review of other Form 10-K filings, we believe that our Item 9A – Controls and Procedures disclosures are in substantial compliance with Items 307 and 308(c) of Regulation S-K.  Accordingly, we respectfully request that any changes or modifications that the staff requests be incorporated into future filings as opposed to an amendment to the existing filing.

Exhibit 21

1.

In future annual filings, please provide Exhibit 21, Subsidiaries of the Registrant, or tell us why this exhibit is not necessary.

Response:

The Company intends to provide this exhibit in all future annual filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Liquidity and Capital Resources

2.

To enhance your disclosure, please confirm and revise future filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date.

Response:

The Company is in compliance with its debt covenants as of December 31, 2005, March 31, 2006 and as of June 30, 2006.   In addition, the company will disclose its compliance or non-compliance with the debt covenants contained in its applicable debt agreements as of the balance sheet date in all future filings.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy off the disclosure in their filings.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This written response will be filed in electronic format pursuant to Section 232.101 of Regulation S-T.  In addition hard copies of this response letter are provided to the staff for convenience purposes.  The Company appreciates the efforts of the staff in connection with the review of our 34 Act filings.  Flanders Corporation has made every effort to diligently and accurately respond to the staff’s comments.  I trust that this letter addresses your questions and comments.

Please do not hesitate to call me at 727-822-4411 if I can be of further assistance, or respond to any additional questions you may have.

Very truly yours,

John W. Hodson

Chief Financial Officer